

May 2, 2014

Via E-mail
Michael A. Noel
Chief Executive Officer
NCM Financial, Inc.
Rosewood Court
2101 Cedar Springs Road, Suite 1050
Dallas, TX 75201

>   **Re: NCM Financial, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 18, 2014**
>   **File No. 333-193160**

Dear Mr. Noel:

       We have the following comments after reviewing your letter dated April 17, 2014 and the above-referenced registration statement. Unless otherwise noted, where we reference prior comments we are referring to those in our letter dated January 29, 2014.

General

1.   We note your responses to prior comments 1 and 9. Please revise your prospectus summary, description of business and management's discussion sections to highlight the current status of your software offerings. Specifically discuss whether your offerings are currently available to the public and have any paid subscribers. For example, we note your statements on page 21 that your sales consist of online web based sales for software subscriptions and that you are expanding your product mix to include a real-time application. Please revise these statements to clarify that you have only one paying subscriber for your software offerings, if true, and that your real-time subscription-based model is not currently available to the public.

2.   We note your response to prior comment 2. Please revise your prospectus summary, business and management's discussion sections to clarify that you only provide access to investment research and data and do not conduct or issue analysis or reports yourself. Additionally, we note your disclosure on page 30 that you will seek to provide an exchange traded product for investors that will be actively managed by portfolio managers at NCM Financial. Please clarify whether you will have to register as an investment adviser or an investment company when you begin to engage in this line of business.

Risk Factors

Risks Related to Our Business and Industry

"If we are unable to attract new customers or sell additional services…," page 5

3.   We note your response to prior comment 8. You indicate in this risk factor that your customer base is composed of global advertisers and advertising networks. However, it appears that you intend to generate revenue both through advertising and through sales of subscriptions to your software product. Please clarify in this risk factor your different types of customers and explain how you generate revenue from each type.

"If subscription renewal rates decrease, or we do not accurately…," page 5

4.   Please state clearly in this risk factor the number of your paying subscribers. Additionally, please explain the relevance of your discussion of users who have "access," but do not subscribe, to your software platform.

"The requirements of being a public company…," page 6

5.   We note your response to prior comment 10. Please revise this risk factor to clarify that until you file the Form 8-A, you will be required to file reports under Section 15(d) of the Exchange Act, and explain the automatic reporting suspension under Section 15(d), as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Risks Related to this Offering and Our Securities

"Our ability to raise capital in the future may be limited…," page 12

6.   We note your responses to prior comment 13 and 28. Please revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available and currently-committed capital resources.

Selling Stockholders, page 16

7.   We note your response to prior comment 19. The last paragraph of this section currently conflicts with other disclosure throughout your prospectus that indicates that Michael Noel and Scott Noel have material relationships with your company. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

8.   We note your response to prior comment 28. Please state the extent to which you are currently using funds in your operations on a monthly basis. Also, clarify the meaning of your statement that "current operations are solely dependent on payment terms provided by service providers."

Directors, Executive Officers and Corporate Governance, page 40

9.   Please revise the description of the business experience for your directors and executive officer during the past five years to disclose the dates of employment for each position held. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 41

10.   We note that in fiscal years 2012 and 2013, Michael Noel received a base salary of $102,000 and semi-monthly installments of $1,000 pursuant to his employment agreement. Please add a footnote to the summary compensation table that clarifies the amounts received pursuant to the semi-monthly installments. Additionally, please explain why Mr. Noel appears not to have received all of the amounts due to him in either year pursuant to the semi-monthly payment arrangement.

Financial Statements for the years ended December 31, 2013 and 2012

Statements of Stockholders' Equity (Deficit), page F-4

11.   We note your response to prior comment 37 and your revised disclosure. Please explain why the conversion from a LLC to a Corporate entity resulted in a deemed dividend. Cite the accounting literature that supports your accounting. It appears that the equity amounts would not change as a result of the change in legal structure.

12.   Explain why the reverse stock-split results in an increase in additional paid-in-capital. See ASC 505-20-30-6. Explain why additional paid-in-capital is adjusted when you had no prior balance. In general, a reverse split has no accounting impact unless the par value of the shares is reduced, in which case the reduction should be reflected in additional paid-in capital, not retained earnings.

13.   We note that you exchanged shares of your common stock for services. Please explain how you determined fair value for each transaction. Describe in detail the nature of the services provided. Indicate why you believe that the value assigned as fair value for services being provided is commensurate with fair value of the services. That is, tell us whether this value would have been the same if cash had been exchanged.

Part II

Item 16. Exhibits and Financial Statement Schedules

14.   We note your response to prior comment 35. It appears that you filed Exhibit 10.7 twice instead of filing Exhibit 10.17. Please file Exhibit 10.17 with your next amendment.

You may contact Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC